Exhibit 16.1

June 11, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated June 11, 2007, of GTSI Corp. and are in agreement with the statements contained in paragraphs (a)(i), (a)(ii), (a)(iii), and the first four paragraphs of section (a)(iv). We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal controls to prepare financial statements, included within Item 4.01, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s financial statements for the year ended December 31, 2006.

/s/ Ernst & Young LLP

McLean, Virginia